Exhibit 1

Financial Information Jan-Jun/2020 —

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B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA from Continuing operations, LTM Adjusted EBITDA, LTM Adjusted EBITDA from Continuing operations, LTM Adjusted EBITDA from Discontinued operations, Adjusted cash and cash equivalents, Net Debt, Gross Debt, Free cash flow, Leverage in the Glossary and their reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Consolidated Debt sections.

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TABLE OF CONTENTS

CONSOLIDATED RESULTS	4
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	6
Net finance income (expense)	7
Income tax expenses	7
Net Income attributable to shareholders of Petrobras	7
CAPITAL EXPENDITURES (CAPEX)	8
LIQUIDITY AND CAPITAL RESOURCES	9
CONSOLIDATED DEBT	10
RECONCILIATION OF LTM ADJUSTED EBITDA AND GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA	11
LTM Adjusted EBITDA	12
Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	13
RESULTS BY OPERATING BUSINESS SEGMENTS	14
Exploration and Production (E&P)	14
Refining, Transportation and Marketing	15
Gas and Power	17

GLOSSARY	18
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CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period.

Key Financial Information

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Sales revenues	26,624	37,305	(28.6)
Cost of Sales	(15,943)	(23,013)	30.7
Gross profit	10,681	14,292	(25.3)
Income (expenses)	(17,107)	(816)	(1,996.4)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(10,132)	5,881	(272.3)
Net cash provided by operating activities	13,234	9,936	33.2
Adjusted EBITDA	13,366	15,620	(14.4)
Average Brent crude (US$/bbl)	39.73	66.01	(39.8)
Average Crude Oil sales price (US$/bbl)	37.09	62.01	(40.2)
Average Domestic basic oil products price (US$/bbl)	51.46	76.11	(32.4)

US$ million	06.30.2020	12.31.2019	Change (%)
Gross debt	91,227	87,121	4.7
Net debt	71,222	78,861	(9.7)
Gross Debt/LTM Adjusted EBITDA ratio	3.00	2.66	12.8
Net Debt/LTM Adjusted EBITDA ratio	2.34	2.41	(2.9)

Sales Revenues

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Diesel	6,599	11,368	(42.0)
Gasoline	2,813	4,945	(43.1)
Liquefied petroleum gas (LPG)	1,607	2,100	(23.5)
Jet fuel	926	1,924	(51.9)
Naphtha	930	895	3.9
Fuel oil (including bunker fuel)	388	545	(28.8)
Other oil products	1,193	1,667	(28.4)
Subtotal Oil Products	14,456	23,444	(38.3)
Natural gas	1,940	2,933	(33.9)
Renewables and nitrogen products	32	141	(77.3)
Revenues from non-exercised rights	234	334	(29.9)
Electricity	372	659	(43.6)
Services, agency and others	386	507	(23.9)
Total domestic Market	17,420	28,018	(37.8)
Exports	8,419	7,794	8.0
Sales abroad (*)	785	1,493	(47.4)
Total foreign Market	9,204	9,287	(0.9)
Total	26,624	37,305	(28.6)

* Sales revenues from operations outside of Brazil, including trading and excluding exports.

Sales revenues were US$ 26,624 million for the period Jan-Jun/2020, a 28.6% decrease (US$ 10,681million) when compared to US$ 37,305 million for the period Jan-Jun/2019, mainly due to:

•	Decrease in domestic revenues (US$ 10,598 million), mainly as a result of:

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(i)	Decrease in oil products revenues (US$ 8,988 million) due to the 42% drop in Brent prices and to the lower sales volume of jet fuel, diesel and gasoline as a consequence of the impacts of the social distancing measures implemented in response to the COVID-19 pandemic at the end of March which lowered demand.

(ii)	Lower electricity revenues due to lower generation volume (as consequence of better hydrologic conditions and effects of the COVID-19 pandemic) and reduction in contracts in regulated environment (since electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS)).

•	Decreased revenues from operations abroad (US$ 708 million) mainly due to the disposal of Pasadena Refinery, the sale of E&P assets of PAI and the distribution companies in Paraguay (occurred in 2019) and lower Brent prices.

These decreases were partially compensated by increased export revenues (US$ 625 million), mainly driven by higher crude oil export volumes, following increased domestic crude oil production, and by higher oil products export volumes, mainly fuel oil.

Cost of Sales

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Raw material, products for resale, materials and third-party services *	(6,979)	(10,182)	31.5%
Depreciation, depletion and amortization	(4,972)	(6,155)	19.2%
Production taxes	(2,807)	(5,003)	43.9%
Employee compensation	(1,185)	(1,673)	29.2%
Total	(15,943)	(23,013)	30.7%

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 15,943 million for the period Jan-Jun/2020, a 30.7% decrease (US$ 7,070 million) when compared to US$ 23,013 million for the period Jan-Jun/2019, mainly due to

•	Lower production taxes costs due to lower average oil price;
•	Higher oil volumes offset by lower crude oil production costs mainly due to the depreciation of the Brazilian real and higher participation of pre-salt production compared to total oil production;
•	Lower import volumes of oil -products as a result of the decrease in domestic demand;
•	Lower volumes and costs of natural gas imports; and
•	Lower costs from operations abroad, following the disposal of E&P assets of PAI, the sale of distribution companies in Paraguay and the disposal of Pasadena Refinery.
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Income (Expenses)

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Selling expenses	(2,581)	(1,838)	(40.4)
General and administrative expenses	(702)	(1,123)	37.5
Exploration costs	(169)	(274)	38.3
Research and development expenses	(163)	(284)	42.6
Other taxes	(363)	(159)	(128.3)
Impairment of assets	(13,371)	(20)	(66,755.0)
Other income and expenses, net	242	2,882	(91.6)
Total	(17,107)	(816)	(1,996.4)

Selling expenses were US$ 2,581 million for the period Jan-Jun/2020, a 40.4% increase (US$ 743million) compared to US$ 1,838 million for the period Jan-Jun/2019, mainly due to higher transportation charges, as consequence of the payment of tariffs for the use of third party gas pipelines, following the sale of Transportadora Associada de Gás SA - TAG in June 2019 and also by higher logistical expenses due higher shipping costs and higher crude oil export volumes.

General and administrative expenses were US$ 702 million for the period Jan-Jun/2020, a 37.5% decrease (US$ 419 million) compared to US$ 1,123 million for the period Jan-Jun/2019, mainly from lower employee expenses due to reduction of headcount and currency depreciation.

Impairment of assets represented a US$ 13,371 million loss for the period Jan-Jun/2020, US$ 13,351 million higher compared to a US$ 20 million loss for the period Jan-Jun/2019, mainly due to revision in the assumption of long-term Brent price from 65 US$/bbl to 50 US$/bbl. Moreover, 62 shallow waters production platforms were mothballed.

Other income and expenses totaled US$ 242 million in income for the period Jan-Jun/2020, an US$ 2,640 million decrease compared to the US$ 2,882 in income for the period Jan-Jun/2019, mainly due to:

•	an US$ 1.477 million gain due to the exclusion of VAT tax (ICMS) from the calculation basis of the PIS and COFINS, following a favorable judicial decision.
•	an US$ 853 million gain from the equalization related mainly due to the individualization agreement of the Tupi area and Sepia and Atapu fields (a US$ 844 million gain for the period Jan-Jun/2020 compared to a US$ 9 million loss for the period Jan-Jun/2019); and
•	a US$ 423 million reduction in legal, administrative and arbitration proceedings expenses (a US$ 163 million expense for the period Jan-Jun/2020 compared to a US$ 538 million expense for the period Jan-Jun/2019).

These effects were partly offset by an US$ 859 million increase in expenses related to voluntary severance programs.

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Net finance income (expense)

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Finance income	282	589	(52.1)
Income from investments and marketable securities (Government Bonds)	119	239	(50.2)
Discount and premium on repurchase of debt securities	1	3	(66.7)
Gains from signed agreements (electric sector)	−	80	(100.0)
Other income, net	162	267	(39.3)
Finance expenses	(2,756)	(3,368)	18.2
Interest on finance debt	(1,854)	(2,547)	27.2
Unwinding of discount on lease liabilities	(652)	(785)	16.9
Discount and premium on repurchase of debt securities	(262)	(185)	(41.6)
Capitalized borrowing costs	494	693	(28.7)
Unwinding of discount on the provision for decommissioning costs	(352)	(411)	14.4
Other finance expenses and income, net	(130)	(133)	2.3
Foreign exchange gains (losses) and indexation charges	(4,334)	(1,643)	(163.8)
Foreign exchange gains (losses)	(3,776)	(221)	(1,608.6)
Reclassification of hedge accounting to the Statement of Income	(2,443)	(1,494)	(63.5)
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	1,780	−
Other foreign exchange gains (losses) and indexation charges, net	105	72	45.8
Total	(6,808)	(4,422)	(54.0)

Net finance expense was US$ 6,808 million for the period Jan-Jun/2020, a 54% increase (US$ 2,386 million) compared to the expense of US$ 4,422 million for the period Jan-Jun/2019, mainly due to:

•	Higher expenses with foreign exchange and indexation charges (US$ 2,691 million) primarily related to:

(i)	higher foreign exchange variation expenses associated with the net liability exposure in US dollars; and

(ii)	reclassification of cash flow hedging amounts from shareholders’ equity to the statement of income, mainly reflecting exports designated for hedge relationships no longer expected to occur from July to December, 2020.

These effects were partially offset by a US$ 1,780 gain relating to the inflation indexation on the amount recovered from the exclusion if the ICMS (VAT tax) from the basis of calculation of PIS and COFINS, and by a US$ 693 million decrease in interest on finance debt (US$ 1,854 million expense for the period Jan-Jun/2020 compared to US$ 2,547 million for the period Jan-Jun/2019).

Income tax expenses

Income tax presented an income of US$ 3,331 million for the period Jan-Jun/2020, a US$ 6,780 million positive change compared to a US$ 3,449 million expense for the period Jan-Jun/2019, mainly due to the loss for the period Jan-Jun/2020 compared to a net income in the comparative period.

Net Income (loss) attributable to shareholders of Petrobras

Net income (loss) attributable to shareholders of Petrobras presented a US$ 10,131 million loss for the period Jan-Jun/2020, a US$ 16,012 million decrease compared to a US$ 5,881 million income for the period Jan-Jun/2019, mainly due to US$ 13,371 million impairment losses arising from the revision of our long-term Brent prices projections and the current lower price and depressed demand environment.

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CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CAPEX (US$ million)	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Exploration and Production	3,749	4,088	(8.3)
Refining, Transportation & Marketing	411	552	(25.6)
Gas and Power	138	155	(10.9)
Corporate and other businesses	72	78	(7.7)
Total	4,370	4,873	(10.3)

In Jan-Jun/2020, CAPEX totaled US$ 4,370 million, 10.3% lower than Jan-Jun/2019.

We invested a total of US$ 4,370 million in the period Jan-Jun/2020, of which 85.8% was in E&P business, a 10.3% decrease when compared to our Capital Expenditures of US$ 4,873 million in the period Jan-Jun/2019. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward the most profitable investment projects relating to oil and gas production.

In Jan-Jun/2020, investments in the E&P segment totaled US$ 3.7 billion, mainly concentrated on: (i) the development of ultra-deep water production in the Santos Basin pre-salt complex (US$ 0.8 billion); (ii) exploratory investments in the pre and post-salt (US$ 0.2 billion) and (iii) development of new projects in deep water (US$ 0.2 billion).

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LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Jun/2020	Jan-Jun/2019
Adjusted cash and cash equivalents at the beginning of period	8,265	14,982
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(888)	(1,083)
Cash and cash equivalents at the beginning of period	7,377	13,899
Net cash provided by operating activities	13,234	9,936
Net cash provided by operating activities from continuing operations	13,234	9,680
Net cash provided by operating activities - discontinued operations	−	256
Net cash used in investing activities	(3,628)	6,719
Net cash used in investing activities from continuing operations	(3,628)	6,770
Acquisition of PP&E and intangibles assets and investments in investees	(4,311)	(3,632)
Proceeds from disposal of assets (Divestments)	434	9,111
Dividends received	104	816
Divestment (Investment) in marketable securities	145	475
Net cash used in investing activities - discontinued operations	−	(51)
(=) Net cash provided by operating and investing activities	9,606	16,655
Net cash provided by (used) in financing activities from continuing operations	2,831	(13,004)
Net financings	6,877	(9,581)
Proceeds from financing	15,796	4,725
Repayments	(8,919)	(14,306)
Repayment of lease liability	(2,971)	(2,238)
Dividends paid to shareholders of Petrobras	(1,020)	(1,006)
Dividends paid to non-controlling interest	(30)	(86)
Investments by non-controlling interest	(25)	(93)
Net cash used in financing activities - discontinued operations	−	(495)
Net cash provided by (used) in financing activities	2,831	(13,499)
Effect of exchange rate changes on cash and cash equivalents	(344)	151
Cash and cash equivalents at the end of period	19,470	17,206
Government bonds and time deposits with maturities of more than 3 months at the end of period	539	641
Adjusted cash and cash equivalents at the end of period	20,009	17,847
Reconciliation of Free Cash Flow
Net cash provided by operating activities	13,234	9,936
Acquisition of PP&E and intangibles assets and investments in investees	(4,311)	(3,632)
Free cash flow	8,923	6,304

As of June 30, 2020, the balance of cash and cash equivalents was US$ 19,470 million and adjusted cash and cash equivalents totaled US$ 20,009 million. Our goal is to adopt measures to preserve cash during this crisis.

The first half of 2020 had net cash provided by operating activities of US$ 13,234 million, proceeds from disposal of assets (divestments) of US$ 434 million and proceeds from financing of US$ 15,796 million. Those resources were allocated to debt prepayments and to amortizations of principal and interest due in the period of US$ 8,919 million, repayment of lease liability of US$ 2,971 million and to acquisition of PP&E and intangibles assets and investments in investees of US$ 4,311 million.

In the first half of 2020, proceeds from financing amounted to US$ 15,796 million, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of US$ 3,044 million; (ii) use of revolving credit lines, in the amount of US$ 8,010 million and (iii) global notes issued in the capital market in the amount of US$ 3,207 million, of which US$ 1,495 million relates to the issue of new bonds maturing in 2031 and US$ 1,712 million to new bonds issued maturing in 2050.

The Company repaid several finance debts, in the amount of US$ 8,919 million notably: (i) pre-payment of banking loans in the domestic and international market totaling US$ 2,885 million; and (ii) US$ 1,404 million relating to repurchase of bonds previously issued by the Company in the open market, with net premium paid to bond holders amounting to US$ 262 million. In addition, the Company carried out, in the international banking market, operations to improve its debt profile and to extend its maturity, not involving financial settlements, in the total amount of US$ 2,490 million.

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CONSOLIDATED DEBT

Debt (US$ million)	06.30.2020	12.31.2019	Change (%)
Finance debt	69,312	63,260	9.6
Capital Markets	36,563	35,944	1.7
Banking Market	27,287	21,877	24.7
Development banks	1,552	1,967	(21.1)
Export Credit Agencies	3,686	3,233	14.0
Others	224	239	(6.3)
Lease liabilities	21,915	23,861	(8.2)
Gross Debt	91,227	87,121	4.7
Adjusted cash and cash equivalents	20,005	8,260	142.2
Net debt	71,222	78,861	(9.7)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	61%	52%	9
Average interest rate (% p.a.)	5.6	5.9	(5.1)
Weighted average maturity of outstanding debt (years)	10.12	10.80	(6.3)

The unprecedented event of the COVID-19 pandemic, with its effect on oil prices and economic activity encouraged us to take several measures to preserve our cash position. One of the most important action was to draw down the Revolving Credit Facilities, that we had signed with several banks, in order to have an increase in available funds during this period of crisis.

In addition, liability management helped the average interest rate to be reduced to 5.6% as of June 30, 2020, from 5.9% as of December 31, 2019. The average maturity of outstanding debt as of June 30, 2020 is 10.12 years compared to 10.80 years as of December 31, 2019.

Despite the crisis, deleveraging still is a priority for Petrobras. In April, the Board of Directors approved the revision of the top metrics included in the 2020-2024 Strategic Plan and the net debt/adjusted EBITDA indicator was replaced by the gross debt. The target for 2020 is US$ 87 billion, the same level of the end of 2019. It is important to highlight that the company continues to pursue the reduction of gross debt to US$ 60 billion, in line with our dividend policy.

Gross debt increased 4.7% (US$ 4,106 million) due to proceeds from financing of US$ 15,796 million, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of US$ 3,044 million; (ii) use of revolving credit lines, in the amount of US$ 8,010 million and (iii) global notes issued in the capital market in the amount of US$ 3,207 million, offset by the repayment of debt (US$ 8,919 million) and lower lease liabilities.

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RECONCILIATION OF LTM ADJUSTED EBITDA AND GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the statement of income and results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), represents an alternative to the company's operating cash generation. This measure is used to calculate the metric Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA from continuing operations, Adjusted EBITDA, LTM adjusted EBITDA, LTM Adjusted EBITDA from continuing operations, LTM Adjusted EBITDA from discontinued operations, Net debt, Gross debt, Gross debt/LTM Adjusted EBITDA and Net debt/LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Net income (loss)	(10,412)	6,060	(271.8)
Net finance income (expense)	6,808	4,422	54,0
Income taxes	(3,331)	3,449	(196.6)
Depreciation, depletion and amortization	6,336	7,429	(14.7)
EBITDA	(599)	21,360	(102.8)
Results in equity-accounted investments	509	(251)	302.8
Impairment	13,371	20	66,755.0
Reclassification of cumulative translation adjustment - CTA	−	34	(100.0)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	85	(5,588)	101.5
Foreign exchange gains or losses on provisions for legal proceedings	−	(21)	(100.0)
Net income from discontinued operations for the period	−	(204)	(100.0)
Adjusted EBITDA from continuing operations	13,366	15,350	(12.9)
Net income from discontinued operations for the period	-	204	(100.0)
Net finance income (expense) from discontinued operations	-	(120)	(100.0)
Income taxes from discontinued operations	-	122	(100.0)
Depreciation, depletion and amortization from discontinued operations	-	67	(100.0)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control from discontinued operations	-	(3)	(100.0)
Adjusted EBITDA	13,366	15,620	(14.4)

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LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	06.30.2020	12.31.2019	3Q-2019	4Q-2019	1Q-2020	2Q-2020
Net income (loss)	(6,109)	10,363	2,228	2,075	(9,976)	(436)
Net finance income (expenses)	11,150	8,764	2,740	1,602	4,551	2,257
Income taxes	(2,580)	4,200	992	(241)	(3,300)	(31)
Depreciation, depletion and amortization	13,743	14,836	3,776	3,631	3,543	2,793
EBITDA	16,204	38,163	9,736	7,067	(5,182)	4,583
Results in equity-accounted investments	607	(153)	(112)	210	298	211
Impairment	16,199	2,848	607	2,221	13,371	−
Reclassification of cumulative translation adjustment - CTA	−	34	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(373)	(6,046)	162	(620)	94	(9)
Foreign exchange gains or losses on provisions for legal proceedings	141	120	141	−	−	−
Net income from discontinued operations for the period	(2,356)	(2,560)	(2,356)	−	−	−
Adjusted EBITDA from continuing operations	30,422	32,406	8,178	8,878	8,581	4,785
Net income from discontinued operations for the period	2,356	2,560	2,356	−	−	−
Net finance income (expense) from discontinued operations	(19)	(139)	(19)	−	−	−
Income taxes from discontinued operations	1,235	1,357	1,235	−	−	−
Depreciation, depletion and amortization from discontinued operations	10	77	10	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control from discontinued operations	(3,551)	(3,554)	(3,551)	−	−	−
Adjusted EBITDA	30,453	32,707	8,209	8,878	8,581	4,785
Income taxes	2,580	(4,200)	(992)	241	3,300	31
Allowance (reversals) for impairment of trade and others receivables	181	87	31	18	97	35
Trade and other receivables, net	674	2,233	1,720	(542)	973	(1,477)
Inventories	1,442	(281)	751	(415)	446	660
Trade payables	(438)	(989)	58	(204)	(830)	538
Deferred income taxes, net	(2,500)	2,798	1,183	(69)	(3,470)	(144)
Taxes payable	(2,331)	(2,105)	(2,434)	(81)	(807)	991
Others	(1,097)	(4,650)	(256)	(366)	(513)	38
Net cash provided by operating activities -OCF	28,964	25,600	8,270	7,460	7,777	5,457
Net cash provided by operating activities from continuing operations	28,897	25,277	8,203	7,460	7,777	5,457
Net cash provided by operating activities from discontinued operations	67	323	67	−	−	−

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Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA ratio are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because gross debt became a top metric of the Company in April 2020.

The following table presents the reconciliation for those metrics to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	06.30.2020	12.31.2019
Cash and cash equivalents	19,466	7,372
Government securities and time deposits (maturity of more than three months)	539	888
Adjusted cash and cash equivalents	20,005	8,260
Current and non-current debt - Gross Debt	91,227	87,121
Net debt	71,222	78,861
Net cash provided by operating activities from continuing operations	28,897	25,277
Net cash provided by operating activities from discontinued operations	67	323
Net cash provided by operating activities -LTM OCF	28,964	25,600
Income taxes	2,580	(4,200)
Allowance (reversals) for impairment of trade and other receivables	181	87
Trade and other receivables, net	674	2,233
Inventories	1,442	(281)
Trade payables	(438)	(989)
Deferred income taxes, net	(2,500)	2,798
Taxes payable	(2,331)	(2,105)
Others	(1,097)	(4,650)
LTM Adjusted EBITDA	30,453	32,707
LTM Adjusted EBITDA from continuing operations	30,422	32,406
LTM Adjusted EBITDA from discontinued operations	31	301
Gross debt net of cash and cash equivalents/LTM OCF ratio	2.48	3.12
Gross debt/LTM Adjusted EBITDA ratio	3.00	2.66
Net debt/LTM Adjusted EBITDA ratio	2.34	2.41

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RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Sales revenues	16,042	24,044	(33.3)
Gross profit	6,630	10,415	(36.3)
Income (Expenses)	(13,379)	(1,126)	(1088.2)
Operating income (loss)	(6,749)	9,289	(172.7)
Net income (loss) attributable to the shareholders of Petrobras	(4,617)	6,206	(174.4)
Average Brent crude (US$/bbl)	39.73	66.01	(39.8)
Sales price – Brazil
Average Crude oil (US$/bbl)	37.09	62.01	(40.2)
Production taxes – Brazil	2,814	5,896	(52.3)
Royalties	1,541	2,291	(32.7)
Special Participation	1,253	3,581	(65.0)
Retention of areas	20	24	(16.7)

[1]

In the period Jan-Jun/2020, gross profit for the E&P segment amounted to US$ 6,630 million, a 36.3% reduction compared to the period Jan-Jun/2019, due to lower sales revenue, which reflects lower sales prices despite the increase in oil and natural gas production, partially offset by lower lifting costs.

The US$ 6,749 million operating loss in the period Jan-Jun/2020 reflects the impairment losses due to the reduction in expected Brent price and hibernation of shallow water platforms.

In the period Jan-Jun/2020, the reduction in production taxes was caused by lower Brent prices, compared to the period Jan-Jun/2019.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Crude oil, NGL and natural gas – Brazil	2,806	2,507	11.9
Crude oil and NGL (mbpd)	2,282	2,012	13.4
Natural gas (mboed)	524	495	5.9
Crude oil, NGL and natural gas – Abroad	49	79	(38.0)
Total (mboed)	2,855	2,586	10.4

Production of crude oil, NGL and natural gas was 2,855 mboed in the period Jan-Jun/2020, representing an increase in production of 14.6%, due to the ramp-up of the seven systems that started-up in 2018 and 2019 in Búzios (P-74, P-75, P-76 and P-77), Tupi area (P-67 and P-69) and Berbigão and Sururu fields (P-68).

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Refining, Transportation and Marketing

Financial information

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Sales revenues	23,741	32,810	(27.6)
Gross profit	915	2,780	(67.1)
Income (Expenses)	(2,218)	(1,801)	(23.2)
Operating income (loss)	(1,303)	979	(233.1)
Net income attributable to the shareholders of Petrobras	(1,268)	792	(260.1)
Average refining cost (US$ / barrel) – Brazil	1.98	2.59	(23.6)
Average domestic basic oil products price (US$/bbl)	51.46	76.11	(32.4)

For the period Jan-Jun/2020, Refining, Transportation and Marketing gross profit was US$ 915 million, US$ 1.9 billion lower in relation to the period Jan-Jun/2019. Losses with devaluation of inventories were the main cause for this reduction in the segment result. The refining cost was US$ 0.6/bbl lower than in 2019, primarily due to the exchange rate variation in the period (R$/US$ 3.85 in the period Jan-Jun/2019 and R$/US$ 4.92 in the period Jan-Jun/2020).

For the period Jan-Jun/2020, there were higher margins of oil products in the domestic market, specifically LPG and Naphtha, almost completely offset by lower margins of Diesel, reflecting the lower international margins due the effects arising from the COVID-19 pandemic. Additionally, there was lower sales volumes in the domestic market of Diesel, Jet Fuel and Gasoline, due the restrictions of mobility caused by the COVID-19 pandemic. On the other hand, exports of fuel oil showed higher margins and volumes, due to the implementation of the IMO – 2020 standards, as well as higher volume of crude oil exports compared to the period Jan-Jun/2019.

The operating loss for the period Jan-Jun/2020 reflects the lower gross profit and the higher operating expenses due to higher sales expenses, voluntary severance programs and unscheduled stoppages in refineries, partially offset by lower impairment losses.

Operational information

Thousand barrels per day (mbpd)	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Total production volume	1,739	1,753	(0.8)
Domestic sales volume	1,563	1,741	(10.2)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	75%	76%	(1.0)
Processed feedstock (excluding NGL)	1,622	1,651	(1.8)
Processed feedstock	1,669	1,690	(1.2)
Domestic crude oil as % of total	93%	90%	3.0

Total production of oil products for the period Jan-Jun/2020 was 1,739 mbpd, 0.8% lower when compared to the period Jan-Jun/2019. Despite the drop in demand caused by the pandemic, optimizations were carried out in our refineries, in order to adapt the production of oil products to variations in demand and a series of logistical and commercial actions were carried out to increase our oil and oil products exports.

Domestic sales in the period Jan-Jun/2020 were 1,563 mbpd, a drop of 10.2% compared to Jan-Jun/2019, reflecting the strong contraction in demand caused by the COVID-19 pandemic. However, there was a recovery in demand for diesel and gasoline in May and June compared to the previous two months, which were impacted by social isolation actions. Thus, we had increased sales and market share in these products in the period mentioned above. LPG and Naphtha were the only oil products with a higher sale in Jan-Jun/2020 compared to Jan-Jun/2019. In the case of LPG, mainly due to the effect of social isolation that led to the increase in the consumption in the residential segment and, in relation to naphtha, the increase occurred due to the growth in demand from Braskem.

Processed feedstock for the period Jan-Jun/2020 was 1,669 mbpd, with a utilization factor of 75%. The decrease of 1.2% in relation to the period Jan-Jun/2019 occurred due to the strong processing reduction in April, but at the end of June the utilization factor had already returned to 77%, a level equivalent to the months before the pandemic and above the period Jan-Jun/2019.

15

Gas and Power

Financial information

US$ million	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Sales revenues	3,887	5,783	(32.8)
Gross profit	1,932	1,880	2.8
Income (expenses)	(1,327)	4,410	(130.1)
Operating income (loss)	605	6,290	(90.4)
Net income attributable to the shareholders of Petrobras	383	4,138	(90.7)
Average natural gas sales price - Brazil(US$/bbl)	38.13	48.80	(21.9)

For the period Jan-Jun/2020, the gross profit of the Gas and Power segment was US$ 1.9 billion, an increase of 2.8% when compared to the period Jan-Jun/2019, due to a better result in the natural gas commercialization (expenses related to the pipeline transportation tariff is not considered, as it is recorded in selling expenses), despite lower sales of natural gas due to COVID-19 pandemic, and no negative impact from the FAFEN fertilizer plants in the period Jan-Jun/2020, after mothballing these units. These positive effects surpassed the negative impact from the reduction in contracts in the regulated environment (ACR), reduction in contracts in the Free Contracting Environment (ACL) at the Chamber of Commercialization of Electric Energy (CCEE), and lower volume of electricity generation due to lower load on the Electric System and better hydrological conditions.

For the period Jan-Jun/2020, the operating income was US$ 5,685 million lower than for the period Jan-Jun/2019, due to the US$ 5,458 million gain from the sale of a 90% interest in TAG in June 2019 and due to higher selling expenses with payment of TAG’s tariff in the period Jan-Jun/2020.

Operational information

	Jan-Jun/2020	Jan-Jun/2019	Change (%)
Regulated contracting market sales (Availability) – average MW	2,404	2,788	(13.8)
Free contracting market electricity sales and sales for domestic consumption - average MW	718	1,173	(38.8)
Electricity generation - average MW	1,377	1,686	(18.3)
Difference settlement prices – US$/MWh	27	54	(50.0)
National gas delivered - million m³/day	45	50	(10.0)
Regasification of liquefied natural gas - million m³/day	3	8	(62.5)
Natural gas imports - million m³/day	16	15	6.7
Natural gas sales - million m³/day	64	72	(11.1)

For the period Jan-Jun/2020, the regulated contracting market sales (ACR) and free contracting market electricity sales (ACL) decreased by 13.8% and 38.8%, respectively, when compared to the period Jan-Jun/2019, due to reduction in contracts in December 2019.

The volume of electricity generation varied negatively by 18.3% due to better hydrologic conditions and COVID-19 pandemic.

Lower volume of natural gas sold due to impact of COVID-19 pandemic, which mainly affected the non-thermoelectric segment. As a result, there was a reduction in production of national natural gas and regasification of liquefied natural gas (LNG).

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GLOSSARY

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA from continuing operations – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets, excluding the discontinued operation relating to the Distribution segment, which is presented in separate line items.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E, intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS. However, the global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with the Gross debt.

The target approved for the Gross debt for 2020 is US$ 87 billion, the same level as 2019.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

LTM Adjusted EBITDA from continuing operations - LTM Adjusted EBITDA, excluding the discontinued operation relating to the Distribution segment, which is presented in separate line items.

LTM Adjusted EBITDA from discontinued operation - LTM Adjusted EBITDA relating to the Distribution segment, which was discontinued in July 2019.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels businesses, which are now included in the Corporate and other businesses. Thus, comparative information has been reclassified.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

17